Kevin W Vaughn Accounting Branch Chief Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Group Chief Accountant's Level 12 280 Bishopsgate London EC2M 4RB Telephone: 020 7672 0202 Facsimile: 020 7672 1424

29 April 2013

Dear Mr Vaughn

The Royal Bank of Scotland Group plc
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 27, 2012
File No. 001-10306

Further to our letter of 5 April, our response to comment 5 in your letter of 1 March 2013 is set out below.  References to ‘the Company’ and to ‘RBSG’ are to The Royal Bank of Scotland Group plc.

Additional information, page 385

Analysis of loans and advances to customers, page 388

5.
We note from your disclosure that 80.7% of your loans and advances to customers were variable rate loans as of December 31, 2011. Please describe the key terms of your variable rate loans, including whether you originate and/or hold any interest-only loans. If you do hold interest-only loans, please tell us and revise future filings to disclose the amount of such loans held as of each period end, to summarize the basis of the interest rates (e.g. based on LIBOR, etc.), and to address the following:

•	The amount of provision related specifically to interest-only loans as of each period end.

Retail interest only loans are not segregated into separate portfolios in the computation of either the Group’s latent loss provision or its collectively assessed provisions in respect of impaired retail loans.  As such it is not possible to separately identify provisions held in respect of retail interest only loans.  As described on page 138 of the Group’s Form 20-F, performing forbearance loans including interest only conversions are subject to higher provisioning rates than the remainder of the performing book.

The Royal Bank of Scotland Group plc
Registered in Scotland No 45551
Registered Office: 36 St Andrew Square,
 Edinburgh  EH2 2YB

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•	Provide a tabular disclosure of interest-only loans segregated by year of maturity and type of interest-only structure (e.g. balloon payment, delayed fully amortizing, etc.).

Please see our proposed disclosures for inclusion in the Group’s results for the six months to 30 June 2013 which will be furnished on Form 6-K set out in the annex.

•	Clarify whether the loans convert to amortizing after the interest-only period ends, and if so, discuss the typical percentage impact to the monthly payment upon conversion to an amortizing loan.

We will discuss the conversion of interest only loans to amortising and its effect on monthly payments in the Group’s 2013 half year results.  Please see the proposed disclosures set out in the annex.

•
Quantify the historical percentage of interest-only loans that reached maturity and, of those, the percentage that were able to pay off the principal balance versus the percentage that subsequently defaulted upon maturity.

We will discuss and quantify this information in the Group’s 2013 half year results.  Please see the proposed disclosures set out in the annex.

•
For loans which you originated as interest-only loans, clarify the extent to which you have provided any additional extensions to the interest-only period for these loans and if so, disclose the reason(s) for doing so. Please also identify whether you consider these loans to be in forbearance upon the subsequent extension.

Our proposed disclosure for inclusion in the Group’s 2013 half year results (set out in the annex) includes a discussion of term extensions.

•	More clearly discuss the extent to which you evaluate LTVs and the ultimate collection of remaining principal and interest before making these extensions.

Term extensions are granted on the basis of affordability throughout the extended period taking into account characteristics such as the customers’ income and ultimate repayment vehicle.  LTV, though not key to the decision, will be taken into account.

•
For the loans which are converted to interest-only under your forbearance program, revise your proposed disclosure to clarify how long the interest-only period for these loans is typically extended. To the extent it is for one year or more, address how you consider the impact on your 30-day and 90-day arrear statistics. Given that the borrower is only required to make the interest payment, address the extent to which this type of modification could positively impact your delinquency trends such that the data may not accurately reflect the likelihood of ultimate collection.

The Royal Bank of Scotland Group plc
Registered in Scotland No 45551
Registered Office: 36 St Andrew Square,
 Edinburgh  EH2 2YB

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For the forbearance programmes in Ulster we will provide disclosures about the typical period of extension and how extensions are treated in the Group’s arrears and delinquency data.  For UK Retail, interest only conversions have not been used as a tool to support customers in financial stress since 2009.

•
To the extent any interest-only loans convert to amortizing, discuss the impact to historical and expected credit quality trends and delinquency statistics upon conversion to an amortizing loan. Further, to the extent possible, please disclose credit quality information separately for interest-only loans compared to other types of loans, including past due amounts, impaired amounts, and LTVs, in addition to separately disclosing interest-only loans in forbearance (which you already propose disclosing in your response).

Interest only loans that convert to amortising are offered by Citizens and as part of the Ulster Retail forbearance programme (temporary conversion to interest only).  We will discuss the effect of conversion on credit quality trends and delinquency in the Group’s 2013 half year results – see the proposed disclosures set out in the annex.

In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you wish to discuss our response.

Yours sincerely

/s/ Rajan Kapoor

R Kapoor
Group Chief Accountant

The Royal Bank of Scotland Group plc
Registered in Scotland No 45551
Registered Office: 36 St Andrew Square,
 Edinburgh  EH2 2YB

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Annex
Interest only retail loans

The Group’s principal interest only retail loan portfolios comprise interest only mortgage lending in UK Retail, Ulster Bank and Wealth and RBS Citizens’ home equity line of credit and interest only mortgage portfolios.  At 30 June 2013 these amounted to £xx.x billion (31 December 2012 - £xx.x billion).   A further £xx.x billion of mortgage lending is on mixed repayments: a combination of interest only and capital repayments.  At 30 June 2013, other interest only retail loans totalled £xx.x billion (31 December 2012 - £xx.x billion).

UK Retail withdrew interest only repayment mortgages from sale to residential owner occupied customers with effect from 1 December 2012: interest only repayment remains an option on buy-to-let mortgages.  Ulster Bank withdrew its interest only mortgage offering in the Republic of Ireland in 2010 and in Northern Ireland in 2012.  It now grants interest only mortgages on a very limited basis to high net worth customers or on a temporary basis as part of its forbearance programme.  RBS Citizens offers customers interest-only mortgage and conventional home equity line of credit (HELOC) products that enter an amortising repayment period after the interest-only period.  Wealth offers interest only mortgages to its high net worth customers.

The tables below analyse the Group’s interest-only mortgage and HELOC portfolios (excluding mixed repayment mortgages) by type, by year of contractual maturity and by originating division:

30 June 2013	H2 2013	2014-15	2016-20	2021-25	2023-30	2031-40	After 2040	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Bullet principal repayment
Conversion to amortising
Total

30 June 2013 Division	Bullet principal repayment	Conversion to amortising	Total	% divisional mortgage lending
	£bn	£bn	£bn	%
UK Retail
Ulster Bank
RBS Citizens
Wealth
Total

UK Retail’s interest only mortgages require full principal repayment (bullet) at time of maturity: typically such loans have terms of between X and Y years.  Contact strategies are in place to remind customers of their need to have an adequate repayment vehicle throughout the mortgage term.  Of the bullet loans that matured in 2012, x% had fully repaid by 30 June 2013 with residual balances of £xx.x billion, x% of which continue to meet agreed payment arrangements.  Customers may be offered a short extension to the term of an interest-only mortgage or a conversion to capital and interest repayment basis, subject to affordability and characteristics such as the customers’ income and ultimate repayment vehicle. The majority of term extensions in UK Retail are classified as forbearance.

The Royal Bank of Scotland Group plc
Registered in Scotland No 45551
Registered Office: 36 St Andrew Square,
 Edinburgh  EH2 2YB

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Ulster Bank’s interest only mortgages require full principal repayment (bullet) at time of maturity.  Contact strategies are in place to remind customers of their need to have an adequate repayment vehicle throughout the mortgage term.  Of the bullet loans that matured in 2012, x% had fully repaid by 30 June 2013 with residual balances of £xx.x billion, x% of which are meeting the terms of a revised repayment schedule.   Ulster Bank also offers temporary interest only periods to customers as part of its forbearance programme. The interest only period is permitted for up to X years after which the customer enters an amortising repayment period following further assessment of the customers’ circumstances and affordability.  Term extensions in respect of existing interest only mortgages are offered only under a forbearance arrangement.

RBS Citizens has a closed book of interest only HELOC loans (£x.xx billion at 30 June 2013) for which repayment of principal is due at maturity and an interest only portfolio that comprises loans that convert to amortising after an interest only period that is typically 10 years (£x.x billion at June 2013 of which £x.x billion are HELOCs).  The majority of the bullet loans are due to mature between 2013 and 2015.   Of the bullet loans that matured in 2012, x% had fully repaid by 30 June 2013 with residual balances of £xx.x billion, x% of which remain up-to-date with their payments.    For those loans that convert to amortising, the typical uplift in payments is currently x%: delinquency rates have shown a modest increase in the over 30 days’ arrears rate.

The table below analyses the Group’s retail mortgage and HELOC portfolios between interest-only mortgages (excluding mixed repayment mortgages) and other mortgage loans:

30 June 2013	Interest only	Other	Total
Arrears status

Current
1 to 90 days in arrears
90+ days in arrears
Total

Current LTV
<= 50%
> 50% and <= 70%
> 70% and <= 90%
> 90% and <= 100%
> 100% and <= 110%
> 110% and <= 130%
> 130% and <= 150%
> 150%
Total with LTVs
Other
Total

The Royal Bank of Scotland Group plc
Registered in Scotland No 45551
Registered Office: 36 St Andrew Square,
 Edinburgh  EH2 2YB

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Types of retail forbearance (2012 20-F page 135) new text is in italics
A number of forbearance options are utilised by the Group’s retail businesses. These include, but are not limited to, payment concessions, capitalisations of arrears over the remaining term of the mortgage, extension to the mortgage term and temporary conversions to interest only.

In payment concession arrangements a temporary reduction in, or elimination of, the periodic (usually monthly) loan repayment is agreed with the customer. At the end of the concessionary period, forborne principal and accrued interest outstanding is scheduled for repayment over an agreed period.

For UK Retail, interest only conversions have not been used as a tool to support customers in financial stress since 2009.  For Ulster Bank, interest only conversions are offered to customers in financial stress on a temporary basis for periods of up to x years.  The customer’s delinquency status does not deteriorate further whilst forbearance repayments are maintained.  At the end of the forbearance period, an affordability assessment is conducted and consideration given to the repayment of arrears that have accumulated based on original terms during the forbearance period.

As a result of the economic difficulties in the Republic of Ireland market and responding to regulatory intervention in the Irish mortgage market, Ulster Bank has developed additional treatment options to support customers in overcoming financial difficulties, over an extended period of time.

The principal types of forbearance granted in RBS Citizens’ mortgage portfolio are the US government mandated HAMP (Home Affordable Modification Program) and RBS Citizens’ proprietary modification programme. Both programmes typically feature a combination of term extensions, capitalisations of arrears, temporary interest rate reductions and conversions from interest only to amortising. These tend to be permanent changes to contractual terms. Borrowers seeking a modification must meet government-specified qualifications for HAMP and internal qualifications for RBS Citizens’ modification programme. Both are designed to evidence that the borrower is in financial difficulty as well as demonstrating willingness to pay.

The Royal Bank of Scotland Group plc
Registered in Scotland No 45551
Registered Office: 36 St Andrew Square,
 Edinburgh  EH2 2YB

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